FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒       Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐      No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .]

[Translated from the French]

WAVECOM S.A.

Annual Financial Statements

for the year ending

December 31, 2003

BALANCE SHEET

In euros	Gross 31/12/03	Depreciation, Reserves	Net 31/12/03	Net 31/12/02
ASSETS
Start-up costs	11 246 158	8 833 116	2 413 042	4 662 274
Patents, licences and similar rights	15 605 226	9 198 301	6 406 925	6 335 007
Other intangible assets	7 034	6 061	973	2 380
Total intangible assets	26 858 418	18 037 478	8 820 940	10 999 660
Property, plant and equipment	27 346 477	16 435 138	10 911 339	14 861 978
Other tangible assets	10 775 552	3 910 795	6 864 757	3 681 751
Assets in progress	274 261	—	274 261	1 615 299
Total tangible assets	38 396 290	20 345 933	18 050 357	20 159 027
Investments in group companies	5 400 335	4 334 730	1 065 606	4 519 807
Receivable related to investments	9 594 083		9 594 083	11 528 284
Loans	82 613		82 613	255 952
Other financial assets	9 419 301	288 788	9 130 513	8 803 131
Total financial assets	24 496 333	4 623 518	19 872 815	25 107 175
Total fixed assets	89 751 041	43 006 929	46 744 112	56 265 862
Raw materials, supplies	753 021	753 021	—	—
Work in progress	—	—	—	—
Finished goods	12 751 972	9 567 469	3 184 503	6 987 795
Total inventories	13 504 993	10 320 490	3 184 503	6 987 795
Advances and downpayments on purchases and orders	881 768	—	881 768	1 892 393
Accounts receivable from customers	56 119 895	1 288 877	54 831 018	87 258 073
Other accounts receivable	36 527 727	—	36 527 727	20 220 608
Subscribed capital called and unpaid	10 091	—	10 091	56 118
Marketable securities	101 639 787	—	101 639 787	107 938 625
Cash	4 606 316	—	4 606 316	10 702 123
Total current assets	213 290 577	11 609 367	201 681 210	235 055 734
Prepaid expenses	10 739 996	—	10 739 996	8 848 569
Total prepayments	10 739 996	—	10 739 996	8 848 569
Unrealized exchange losses	8 779 429	—	8 779 429	7 761 636
Total Assets	322 561 042	54 616 296	267 944 747	307 931 802

SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital			15 342 789	15 107 890
Additional paid in capital			137 585 607	137 029 689
Legal reserve			17 989	17 989
Retained earnings			(5 696 459)	(20 324 991)
Capital and reserves			147 249 926	131 830 577
Net income for the year (profit or loss)			(15 876 819)	14 628 532
Investment subsidy			168 981	168 981
Total shareholders’ equity			131 542 088	146 628 089
Conditional interest-free loan from French governmental agencies			—	—
Total other equity			—	—
Contingency and loss reserves			47 498 778	44 348 753
Overdraft facilities			1 242 932	217 560
Advances and downpayments received on sales			1 306 683	143 570
Accounts payable to suppliers			71 328 804	88 019 350
Taxes et social contributions payable			7 753 610	22 200 323
Other liabilities			1 068 749	3 159 902
Total liabilities			82 700 778	113 740 705
Deferred revenues			3 846 200	1 150 214
Unrealized exchange gains			2 356 903	2 064 041
Total shareholders’ equity and liabilities			267 944 747	307 931 802

INCOME STATEMENT

In euros	Year ended 31/12/03	Year ended 31/12/02
Goods sold	4 186	579
Production sold : goods	271 611 703	528 392 171
Production sold : services	5 898 115	4 247 920
Total sales (net)	277 514 004	532 640 670
Increase in finished and semi-finished goods	—	—
Self-constructed assets	—	—
Operating subsidies	12 997	6 045
Reversal of depreciation and reserves, transfer of expenses	35 722 355	15 435 008
Total operating income	313 249 357	548 081 722
Goods purchases	—	—
Purchases of raw materials and supplies	(80 244)	(239 883)
Variation in inventory (raw materials and supplies)	(614 862)	2 241 263
Other purchases and external expenses	214 122 868	387 498 988
Taxes and similar payments	2 065 154	2 342 414
Salaries	27 131 582	21 713 644
Social contributions	13 202 291	10 726 448
Amortization and depreciation allowances on fixed assets	16 143 156	13 363 431
Depreciation allowance on current assets	10 683 629	4 336 111
Reserve allowance for risks and other contingent liabilities	28 891 055	37 130 547
Other expenses	22 671 857	21 403 741
Total operating expenses	334 216 486	500 516 703
Net operating income (loss)	(20 967 129)	47 565 019
Exchange gains	12 485 145	12 743 530
Reversal of provisions, transfer of expenses	7 761 636	1 285 310
Interest income	637 568	902 179
Net revenues from sale of assets	187 915	256 672
Net revenue from sale of marketable securities	2 614 287	2 618 348
Total financial income	23 686 552	17 806 039
Exchange losses	14 684 016	23 985 549
Increase in provisions and depreciation	12 522 419	7 761 635
Interest expenses	15 903	5 727
Net expenses from sale of marketable securities	—	2 864
Total financial expenses	27 222 339	31 755 775
Net financial income	(3 535 787)	(13 949 736)
Income (loss) before income tax and exceptional item	(24 502 916)	33 615 284
Exceptional income	912 136	245 846
Exceptional expenses	2 178 030	1 470 291
Net exceptional income (loss)	(1 265 894)	(1 224 445)
Profit sharing	—	2 421 880
Corporate income tax	(9 891 991)	15 340 426
Net income (loss) after tax	(15 876 819)	14 628 532

Notes to the financial statements

(amounts denominated in euros, unless otherwise stipulated)

The financial statements for the year ending December 31, 2003 were approved by the Board of Directors on March 23, 2004.

1. presentation of the parent company and activity

Wavecom is organized as a société anonyme, or limited liability company, under the laws of the Republic of France. Wavecom was founded in 1993 and is publicly traded on Euronext Paris (Nouveau Marché) in France and on the Nasdaq (National Market) exchange in the U.S.  It provides the wireless market with complete technology solutions for vertical applications (including machine-to-machine, automobiles and wireless local loop) and personal communications devices (PCDs, including telephone handsets and smartphones). Wavecom’s complete solutions are based on GSM, GPRS and CDMA mobile communications standards and include products called the Wismo (Wireless Standard Module) which are compact standardized devices that contains substantially all of the software, hardware and other technology needed to enable wireless communications targeting vertical applications. Wavecom also manufactures a line of wireless modems which addresses vertical applications. Wavecom’s complete wireless solutions are sold via its direct sales force and a network of value added distributors and manufacturers representatives.

2. accounting principles, rules and methods

The general accounting principles were applied in accordance with the principle of conservatism and the following assumptions:

•                  the company is a going concern,

•                  accounting principles are consistently applied,

•                  each year is an independent period

and in accordance with the generally accepted rules governing the preparation and presentation of annual financial statements.

The historical cost method was used to assess the accounting entries.

Presentation of the statements

Wavecom’s functional and reporting currency is the euro.

Intangible assets

Start-up costs include the costs linked to increases in capital, and are subject to straight-line amortization over 5 years.

The amortization of the other intangible assets is calculated according to the straight-line method over the following periods:

•                  Licenses and software: 1 to 4 years

•                  Trademarks and patents: 10 years

A provision for loss is recorded in order to recognize the decrease in the value of intangible assets from causes that are not judged irreversible.

Tangible assets

Tangible assets are assessed at their acquisition cost (purchase price plus related expenses) or their production cost.

Depreciation is calculated according to the straight-line method according to the expected service life:

•	Machinery and equipment:	2 to 5 years
•	Fixtures and fittings:	10 years
•	Office and computer equipment:	3 to 5 years
•	Office furniture:	3 to 5 years

An exceptional depreciation is recorded when the conditions of use of the goods are changed,   modifying therefore the current depreciation plan.

A provision for loss is recorded in order to recognize the decrease in the value of tangible assets from causes that are not judged irreversible.

Property under development includes machines in the process of being manufactured by a supplier and software to be installed in 2004.

Investments and related receivables

Investments and related receivables are recorded at the acquisition cost and converted at the applicable rate of exchange on the transaction date. A provision for depreciation is recorded when the market value is less than the book value.

Inventory of raw materials and finished goods

Inventories are valued at the lower of their acquisition cost or probable net market value.

Trade and other accounts receivable

Trade receivables are recorded at their nominal value. A progressive statistical provision for depreciation is recorded for receivables more than six months past due. When there is a risk of non recovery on a receivable and when the loss is probable, a provision is recorded regardless of the due date.

Revenues

Revenue is recognized when persuasive evidence of an agreement exists, when the sales price is fixed or determinable and when collection is probable.

Revenue from product sales is recognized at the time the units are shipped.

Revenue from service contracts (assistance to customers in incorporation of WISMO modules in their products) is recorded when Wavecom has fulfilled its performance obligations. The corresponding costs are expenses as incurred.

Research and Development costs

Research and Development costs are recorded as expense when incurred.

Other purchases and external expenses

Other purchases and external expenses mainly consist of the costs associated with production sub-contracting and to independent contractors primarily for research and development activities.

Foreign currency transactions

Income and expenses denominated in foreign currencies are recorded at their equivalent value in euros on the transaction date. Debts, receivables and liquidity positions appear on the balance sheet at their remeasured value at the year-end exchange rate. Any difference arising from the conversion of foreign currency debts and receivables is recorded on the balance sheet under “Currency translation adjustments”. A risk provision is booked for all unrealized foreign exchange losses that are not reversed in accordance with accounting principles. In 2003, the company used foreign exchange hedging instruments with maturities less than 1 year in order to minimize exchange rate risk.

Financial Instruments

The Company uses financial instruments to reduce foreign exchange risk on its foreign currency transactions. These instruments are principally used to reduce foreign exchange risk from transactions with subsidiaries on cash flows denominated in U.S. dollars.

The Company uses foreign exchange derivative financial instruments to reduce the foreign exchange rate risk on firm or highly probable transactions. Foreign currency forward or options contracts are used to reduce the foreign currency exposure. The market value of the fair value hedges related to existing transactions is reported in marketable securities. The market value of cash flow hedges are reported when the underlying transactions occur. Unrealized gains and losses on non hedging instruments are recognized in earnings at the closing date.

Exceptional income

Exceptional result includes all the items which by nature (prior year event, restructuring costs) cannot be considered as on-going activities of the Company.

Credit risk and general risks

Financial instruments that potentially expose Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

Wavecom has cash investment policies that limit investments to short-term, low-risk instruments. Wavecom’s cash is held principally in euros and U.S. dollars and concentrated primarily in five major banks and financial institutions (three banks and two financial institutions).

Wavecom sells its products to customers in a variety of markets principally in Asia/Pacific, Europe, North America and Africa. Wavecom performs on-going credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit in order to secure payment in certain circumstances.

For the year ending December 31, 2002 and 2003, certain customers did represent more than 10 % of the consolidated turnover.

As of December 31, 2003, Wavecom sub-contracted the manufacturing and assembly of its products with three suppliers located in France, Romania and China. Wavecom believes that alternate sub-contractors can be identified if the current manufacturers should be unable to meet Wavecom’s requirements. In efforts to optimize its manufacturing capacity and efficiency, Wavecom announced in October 2003 a plan to consolidate all production with one contract manufacturer located in China as well as to reorganize its customer care unit, resulting in some headcount reductions.

3. notes to the balance sheet

3.1 Fixed assets (in euros)

Fixed assets	Gross value beginning year	Increase	Decrease	Gross value ending year
Start-up costs	11 246 158	—	—	11 246 158

Patents, licences and similar rights	13 067 982	9 069 828	6 525 551	15 612 260

Property, plant and equipment	24 206 669	3 345 350	205 541	27 346 477
Leasehold improvements	2 950 732	4 321 772	2 612 185	4 660 319
Vehicles	—	802	228	574
Office equipment and computer hardware	5 609 261	1 460 026	1 009 323	6 059 964
Other tangible assets	52 963	1 733	—	54 696
Assets in progress	1 615 299	274 261	1 615 299	274 261

Total	34 434 924	9 403 944	5 442 576	38 396 291

Investments in group companies	16 928 618	280 692	2 214 893	14 994 417
Other financial assets	9 059 083	3 110 626	2 667 795	9 501 914

Total	25 987 701	3 391 318	4 882 688	24 496 331

Total fixed assets	84 736 765	21 865 090	16 850 815	89 751 040

3.2. Depreciation  (in euros)

Depreciation of fixed assets	Depreciation 01.01.2003	Increase	Exceptional depreciation	Reversal	Exceptional reversal	Depreciation 31.12.2003

Start-up costs	6 583 885	2 249 231	—	—	—	8 833 116

Patents, licences and similar rights	6 730 595	4 001 966	—	1 528 199	—	9 204 362

Property, plant and equipment	8 699 025	6 833 548	—	157 006	—	15 375 567
Leasehold improvements	1 850 295	470 811	731 179	606 407	2 005 229	440 649
Vehicles	—	122	—	11	—	111
Office equipment and computer hardware	3 055 114	1 321 879	—	947 326	—	3 429 667
Other tangible assets	25 797	14 571	—	—	—	40 368
Total depreciation	26 944 711	14 892 128	731 179	3 238 949	2 005 229	37 323 840

Provision for fixed assets depreciation	645 664	1 293 249	—	879 342	—	1 059 571
Total provision	645 664	1 293 249	—	879 342	—	1 059 571

Total	27 590 375	16 185 377	731 179	4 118 291	2 005 229	38 383 411

An exceptional depreciation of €1,274,050 was recorded in 2002 in order to accelerate the depreciation plan of leasehold improvements linked to premises vacated in mid 2003. In 2003, an additional depreciation of €731,179 was recorded to offset the value of these assets. Those fixed assets were discarded after the move of all employees to the new premises.

3.3. Investments and related receivables

•                 Controlling interests:

The company holds 100% of the capital of four subsidiaries: Wavecom Inc. (Delaware, USA) created in November 1997, Wavecom Asia Pacific Ltd. (Hong Kong) created in June 1998., Wavecom Korea Co. Ltd. (Soul) created in April 2002, Wavecom Deutschland GmbH (Darmstadt, Germany), a branch office created in 2001 and transformed into a subsidiary in August 2002 and Wavecom Northern Europe (Guildford, United-Kingdom), created in February 2003.

The company also owns 61,88% of the capital of Arguin Communications Inc, a U.S. company.  A provision for depreciation was taken for 100% of the value of these shares, based on a currently unprofitable situation and on an estimation of future negative profitability for this company.

•                 Minority interests:

The company owns less than 1% of the company ICO Global Communications (Operations) Ltd., with a total acquisition cost of €164,645. Wavecom has maintained the provision for depreciation booked on December 31, 2000 for 100% of the value of the investment.

The company owns less than 1% of the U.K. company Cambridge Silicon Radio (C.S.R.), with a total acquisition cost of €1,197,241. Wavecom has maintained the provision for depreciation recorded on December 31, 2001, for an amount of  €715,883, which lowered its value to that at the last recorded capital increase.

•                 Receivables related to investments :

An advance of funds of $12,000,000 ($6,000,000 in 2001 and $6,000,000 in 2002)  has been granted to the subsidiary Wavecom Inc. in order to finance the acquisition of CDMA technology developed by the U.S. company, Iconn Wireless in 2001 and for the general development of the subsidiary in 2002. The value in euros of this debt was €9,507,616 at December 31, 2003. This debt bears interest at LIBOR rate plus a 0.5 % margin.

Despite the negative net worth of the subsidiary Wavecom Inc., is still in its start-up phase. This subsidiary is in charge of Wavecom’s product distribution for North and South American markets where the sales cycle is long. There are, however, a number of projects under development which should begin soon. Moreover, a restructuring plan of the subsidiary was announced at the beginning of the year 2004. The Company expects that this subsidiary should be profitable in the short term and has therefore not booked a provision for the depreciation of these shares and advances.

3.4.  Other financial assets

•                 Share buyback program

On February 12, 2003, following a decision of the Board of Directors, Wavecom launched a share buyback program for up to a maximum of 1,400,000 ordinary shares, representing 9.45% of the capital. On December 31, 2003, the company holds 156,345 shares for a total purchase price of  €1,312,215. Since the stock price was higher than the average purchase value at December 31, 2003, a depreciation allowance was not recorded.

•                 Other financial assets

These consist mainly of deposits and guarantees to other parties, including a guaranteed deposit paid in 2002 corresponding to 6 months of rent for one of its offices located in Issy-Les-Moulineaux amounting to € 3,332,914 at the closing date, and a guarantee to one of its suppliers in order to finance the component inventory purchased for the manufacturing of Wavecom products which will not be used in a short term period. This guarantee, amounting to €3,751,123 at December 31, 2003, was depreciated by €288,788 due to the obsolescence of some of these components.

3.5. Inventory

At December 31, 2003, the raw materials inventory totaled € 753,021, and the finished goods inventory amounted to € 12,751,972. A provision for depreciation was booked for a total of €10,320,490, including €753,021 for defective components and € 9,567,469 for defective finished goods returned by customers, finished products with no related sales forecast or considered to be at their end of life.

3.6. Accounts receivable

At December 31, 2003, this item amounted to €56,119,895. A provision for depreciation was booked for €1,288,877.

3.7. Other receivables

Other receivables including :

•                 Medium-term negotiable treasury bills and marketable securities were booked at market value but recorded under “other receivables” for an amount of €16,020,972 on December 31, 2003 (€13,670,517 on December 31, 2002) as collateral to cover a bank guarantee on certain office leases.

•                 A tax receivable in the amount of €16,227,507 related to recoverable estimated tax payments for €7,669,560 and recoverable tax loss carryback for €8,557,947.

3.8. Marketable securities

At December 31, 2003, the company held marketable securities with no maturity and variable interest rates for a total of  €101,097,485. At December 31.2003, there were no unrealized gains on money market funds.

The market value of fair value hedge related to existing transaction is reported in marketable securities for €344,160 at December 31, 2003. A premium related to non-hedging instruments amounted to €198,142 at December 31, 2003.

3.9. Share capital

	Share capital	Additional paid in capital	Legal reserve	Losses carry forward	Net income	Investments subsidy	Total shareholders’ equity
Balance at December 31, 2002	15 107 890	137 029 688	17 989	(20 324 991)	14 628 532	168 981	146 628 089
Appropriation of net income 2002				14 628 532	-14 628 532		0
Issuance of shares in connection with the exercice of 123,979 founders’ warrants at an exercise price of €2.29	123 979	159 933					283 912
Issuance of shares in connection with the exercice of 110,920 founders’ warrants and options at an exercise price of €4.57	110 920	395 984					506 904
Net income (loss) 2003					-15 876 819		-15 876 819
Balance at December 31, 2003	15 342 789	137 585 605	17 989	(5 696 459)	(15 876 819)	168 981	131 542 086

	Number	Nominal value
• Shares at the beginning of the year	15 107 890	1 euro
• Shares issued during the period	234 899	1 euro
• Shares reimbursed during the period	—
• Shares at the end of the year	15 342 789	1 euro

The employees of the company and its subsidiaries exercised part of the company’s founders’ warrants and stock options. A total of 123,979 founder’s warrants issued during the first plan were exercised during the fiscal year 2003 for an exercise price of €2.29 per share. A total of 101,096 founders’ warrants and 9,824 stock options issued during the second plan were exercised during the year for an exercise price of €4.57 per share. A total of 234,899 shares were thus created.

On March 25, 2003, the Board of Directors granted 193,000 founders’ warrants to 101 employees of the parent company and 155,200 options to 59 employees of its foreign subsidiaries at an exercise price of €8.07.  These grants were authorized by the Company shareholders on June 17, 2002.

On May 22, 2003, the Company shareholders authorized the Board of Directors to grant a maximum of 290,000 founders’ warrants and  150,000 stock options to the employees of the Company. On May 22, 2003, The Board of Directors granted 11,000 founders’ warrants to 3 employees of the parent company and 10,500 stock options to 10 employees of its foreign subsidiaries at an exercise price of €11.18. On August 27, 2003, the Board of Directors granted 241,000 founder’ warrants to 60 employees of the parent company and 99,000 stock options to 25 employees of its foreign subsidiaries at an exercise price of €11.40.

At the same General Meeting, the shareholders authorized the free grant of 40,000 warrants (BSA) to three members of the Board of Directors. These BSA warrants have an exercise price of €11.18 and each warrant may be converted into an ordinary share. One-third of these warrants may be exercised on May 22, 2004, another third on May 22, 2005 and the outstanding balance on May 22, 2006.

The following tables list the shares that grant access to the capital (founders’ warrants, stock purchase warrants and stock options).

Founders’ warrants to employees of the French parent company
Shareholders’ meeting date	02/25/99	03/15/00		06/27/00		12/20/00	06/29/01	12/19/01	06/17/02		05/22/03
Total of warrants authorized	530 800	300 000		100 000		400 000	600 000	250 000	590 000		290 000
Board of directors date	N/A	03/30/00	06/27/00	06/27/00	07/24/00	12/20/00	06/29/01	12/19/01	07/09/02	03/25/03	05/22/03	08/27/03
Total of warrants granted	530 800	157 200	101 300	50 860	41 000	400 000	467 151	233 500	395 360	193 000	11 000	241 000
Exercise price	€4.57	€139.52	€103.23	€103.23	€136.62	€69.86	€34.66	€41.09	€39.18	€8.07	€11.18	€11.40
Total of warrants exercised	315 183	—	—	—	—	—	—	—	—	—	—	—
Total of warrants cancelled at December 31, 2003	39 184	38 500	29 500	11 550	13 500	101 148	56 660	30 000	30 275	3 500	—	10 000
Total of warrants cancelled during the year ended	—	11 100	27 000	3 330	—	40 008	39 564	6 000	30 275	3 500	—	10 000
Total of warrants granted and not exercised at December 31, 2003	176 433	118 700	71 800	39 310	27 500	298 552	410 491	203 500	365 085	189 500	11 000	231 000
Total of warrants exercisable at December 31, 2003	176 433	111 120	62 790	34 285	23 450	223 560	255 594	101 750	128 382	—	—	—
Expiration datre (1)	02/24/04	03/14/05		06/26/05		12/19/05	06/28/06	12/18/06	06/16/07		05/21/08

Warrants to members of the board of directors
Shareholders’ meeting date	03/15/00	06/27/00	06/29/01	06/17/02	05/22/03
Total of warrants authorized	15 000	15 000	30 000	20 000	40 000
Board of directors date	N/A	N/A	N/A	N/A	N/A
Total of warrants granted	15 000	15 000	30 000	20 000	40 000
Exercise price	€150.72	€103.23	€34.66	€42.46	€11.18
Total of warrants exercised	—	—	—	—	—
Total of warrants cancelled at December 31, 2003	—	—	—	—	—
Total of warrants cancelled during the year ended	—	—	—	—	—
Total of warrants granted and not exercised at December 31, 2003	15 000	15 000	30 000	20 000	40 000
Total of warrants exercisable at December 31, 2003	15 000	15 000	20 000	6 666	—
Expiration datre (1)	03/14/05	06/26/05	06/28/06	06/16/07	05/21/08

(1) Founders’ warrants not exercised at the expiration date will be converted into stock options

STOCK OPTIONS
Shareholders’ meeting date	09/21/98		02/25/99			03/15/00				06/27/00
Total of stock options authorized	650 000		600 000			300 000				100 000
Board of directors date	09/21/98		02/09/99		04/27/99	03/30/00		06/27/00		06/27/00	07/24/00
Total of stock options granted	495 000	50 000	530 800	37 500	1 500	157 200	5 700	101 300	24 710	50 860	41 000
	(1)		(1)			(1)		(1)		(1)	(1)
Exercise price	€2.29	€2.29	€4.57	€4.57	€4.57	€139.52	€139.52	€103.23	€103.23	€103.23	€136.62
Total of stock options exercised		50 000		36 000	—		—		—
Total of stock options cancelled at December 31, 2003(2)	492 612	—	354 367	1 500	—	38 500	1 200	29 500	18 360	11 550	13 500
Total of stock options granted and not exercised at Decmber 31, 2003	2 388	—	176 433	—	1 500	118 700	4 500	71 800	6 350	39 310	27 500
Total of stock options exercisable at December 31, 2003	2 388	—	—	—	—	—	4 212	—	5 555	—	—
Expiration date (1)	09/20/08		02/24/09			03/14/10				06/26/10

STOCK OPTIONS
Shareholders’ meeting date	12/20/00			06/29/01		12/19/01		6/17/02
Total of stock options authorized	800 000			1 200 000		450 000		840 000
Board of directors date	12/20/00		03/14/01	06/29/01		12/19/01		07/09/02		03/25/03
Total of stock options granted	40 000	90 590	61 000	467 151	97 395	233 500	193 500	395 360	174 095	193 000	155 200
	(1)			(1)		(1)		(1)		(1)
Exercise price	€69.86	€69.86	€26.68	€34.66	€34.66	€41.09	€41.09	€39.18	€39.18	€8.07	€8.07
Total of stock options exercised		—	4 684		—		—		—		—
Total of stock options cancelled at December 31, 2003 (2)	101 148	27 440	37 521	56 660	32 070	30 000	91 500	30 275	76 945	3 500	17 500
Total of stock options granted and not exercised at Decmber 31, 2003	298 852	63 150	18 175	410 491	65 325	203 500	102 000	365 085	97 150	189 500	137 700
Total of stock options exercisable at December 31, 2003	—	47 361	12 055	—	40 791	—	51 000	—	34 258	—	—
Expiration date (1)	12/19/10			6/28/2011		12/18/11		06/16/12

STOCK OPTIONS
Shareholders’ meeting date	05/22/03
Total of stock options authorized	440 000
Board of directors date	05/22/03		08/27/03
Total of stock options granted	11 000	10 500	241 000	99 000
	(1)		(1)
Exercise price	€11.18	€11.18	€11.40	€11.40
Total of stock options exercised		—		—
Total of stock options cancelled at December 31, 2003 (2)	—	2 000	10 000	5 000
Total of stock options granted and not exercised at Decmber 31, 2003	11 000	8 500	231 000	94 000
Total of stock options exercisable at December 31, 2003	—	—	—	—
Expiration date (1)	05/21/13

(1)  Options which will become exercisable after 5 years to the extent which the related founders’ warrants expire unexercisable

(2)  Stock options cancelled, to be granted by future board of directors

3.10. Contingency and loss reserves (in euros)

Type of provisions	Balance at 01.01.03	Increase	Decrease (used accruals)	Decrease (unused accruals)	Balance at 31.12.03
Provision for customers warranty	3 810 162	6 678 021	6 708 583	—	3 779 600
Provision for exchange loss	7 761 636	8 779 429	7 761 636	—	8 779 429
Provision for retirement indemnity	159 400	87 865	—	—	247 265
Provision for restructuring	—	1 309 118	—	—	1 309 118
Provision for royalties	29 213 696	9 791 541	9 281 241	9 076 000	20 647 996
Other provisions for contingency	3 403 857	12 333 629	2 491 117	511 000	12 735 369

Contingency and loss provision	44 348 751	38 979 603	26 242 577	9 587 000	47 498 776

Provision for fixed assets depreciation	645 664	1 293 249	879 342	—	1 059 571
Provision for financial assets deprec.	880 528	3 454 202	—	—	4 334 730
Provision for obsolete inventory and	—	288 788	—	—	288 788
work in progress	5 902 336	9 567 469	5 149 316	—	10 320 489
Provision for doubtful customers	172 717	1 116 160	—	—	1 288 877

Provision for depreciation	7 601 245	15 719 868	6 028 658	—	17 292 455

Total	51 949 996	54 699 471	32 271 235	9 587 000	64 791 231

	operating	40 867 934	34 096 599
Provisions and reversals :	financial	12 522 419	7 761 636
	extraordinary	1 309 118	—

Provision for customer warranty

The purpose of this provision is to accrue for the cost of repair or replacement of defective goods sold by the Company. It is calculated based on a percentage of goods returned by customers applied to consolidated sales and is reversed according to the following calculation: 20% after 3 months, an additional 30% after 6 months, another 30 % after 8 months and 100% after 18 months. An additional accrual is recorded to cover known repair risks not included in the statistical provision.

Provision for retirement benefits

French law requires that retirement indemnities be paid in a lump sum, based on the years of service and compensation upon retirement. Benefits apply only to employees still working for the company at retirement age.

The main assumptions used in the calculation are the following:

•                  Rate of discount: 5.50% (4.50% in 2002)

•                  Salary increase: 3% (5% in 2002)

•                  Retirement age: management, 65 years, other, 62 years (60 years in 2002 for management and others)

•                  Weighted average turnover: 1.43% (3.4% in 2002)

Provision for restructuring

In efforts to optimize its manufacturing capacity and efficiency, Wavecom announced in October 2003 a plan to consolidate all production with one contract manufacturer located in China as well as to reorganize its customer care unit, resulting in some headcount reductions of 26 positions. A provision of €1,309,118 was recorded at December 31, 2003 in exceptional expense and relates primarily to headcount reduction and associated charges, including severance and outplacement packages.

Provision for royalties

Company’s products are designed to conform to certain wireless industry standards. Certain core technologies used by Wavecom in its product range are subject to patents. Wavecom pays royalties for the use of some GSM, GPRS and CDMA technology licenses registered by third parties.

Wavecom has concluded licensing agreements with six patent holders for GSM and GPRS technologies deemed to be essential for Wavecom’s products, including two signed in 2003, and Wavecom is in the process of negotiating with other patent holders. Wavecom’s management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom’s products.

The estimated cost of royalties, which may be due to other patent holders in connection with their technologies as well as yet unasserted claims, have been accrued in the financial statements, based on a percentage of consolidated product revenues.

The reversal of the provision for the year ending December 31, 2003 corresponds to the reversal of the portion corresponding to patent holders with which the Company signed a contract during the year and reflects a downward of the estimates.

Other provisions for contingency

At December 31, 2002, this provision of €3,403,858 included a provision related to components held by sub-contractors which are no longer used for Wavecom’s production and which will probably be repurchased from the sub-contractors, as well as any disputes with third parties, mainly with component suppliers. At December 31, 2003, this provision amounted to €6,901,730. This increase is linked to higher amounts of obsolete components held by sub-contractors and new disputes with suppliers during the year.

Moreover, a new provision of €5,833,639 for costs associated with an anticipated exiting from leases on three properties was recorded at December 31, 2003. This provision is based on the Company’s estimates for all potential costs, including rent payments.

Amounts reversed during the year 2003 are related to amounts invoiced by sub-contractors and to the terminated disputes.

Provision for fixed assets depreciation

This provision has been booked to reduce the value of certain equipment used for the manufacturing of specific products which are at the end of their life cycle and for which obsolescence is confirmed. A provision of €1,293,249 was recorded in 2003. €879,342 of this provision has been reversed in 2003.

3.11. Financial instruments

The following table presents the fair value of financial instruments at December 31, 2003:

	Fair value	Notional Amount
	(in € thousands)	(in $ thousand)
Fair value hedges of net receivables invoiced in U.S. dollars and to be collected within 2 months:
Forward and option contracts selling U.S. dollars against euros	344	14,500
Cash Flow hedges of net receivables transactions to be invoiced and collected within 1 year:
Forward and option contracts selling U.S. dollars against euros	4,134	34,000

Total	€4,478	$48,500

The Company uses foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions denominated in U.S. dollars.

The market value of fair value hedging instruments related to existing transactions is reported in marketable securities. The market value of cash flow hedges is reported when the underlying transactions occur.

These financial instruments have maturity dates of less than 12 months. Management believes counter-party risk on financial instruments is minimal since the Company deals with major banks and financial institutions.

4. notes TO THE INCOME STATEMENT

4.1.Geographical breakdown of sales  ( in euros)

breakdown by geographical region	31/12/03	31/12/02

Asia	188 266 206	428 325 469
United States	6 714 816	24 027 255
France	9 558 254	10 091 593
Rest of Europe	62 965 078	58 681 801
Rest of world	10 009 651	11 514 552

	277 514 004	532 640 670

4.2. Financial income

Due to the importance of exports in Wavecom’s activity, a large number of Wavecom’s transactions were booked in foreign currencies, mainly U.S. dollars. Because of the use of foreign derivative financial instruments, the company booked a net exchange loss limited to €2,198,871 in spite of the evolution of the dollar compared to the euro which was unfavorable. In 2002, net exchange loss amounted to  €11,242,019.

4.3. Exceptional income and expenses

Nature	Expenses	Income
Provision for restructuring	1 309 118	—
Customers agreeing (previous years)	—	803 890
Provision on fixed assets	731 179	—
Gain and loss on fixed assets disposals	113 930	75 787
Others	23 802	32 459
Total	2 178 030	912 136

4.4. Income tax (in euros)

Income tax
	Income before income taxes	Calculation based on statutory rate gross	Research tax credit	Calculation based on statutory rate net	Net income

Income before tax and extraordinary items	(24 502 916)	(7 350 160)	(1 354 681)	(8 704 841)	(15 798 075)

Net extraordinary income (and profit sharing)	(1 265 894)	(1 187 150)	—	(1 187 150)	(78 744)

Net income	(25 768 810)	(8 537 310)	(1 354 681)	(9 891 991)	(15 876 819)

The Company is in a tax loss position.The creditor amount for €9,891,991 results from the application of 2003 research tax credit (€1,354,681) and loss carryforwards generated during the year (€8,557,947).

5. OTHER INFORMATION

5.1. Summary of receivables and payables (in euros)

Assets	Gross amount	less than one year	over one year
Affiliated companies assets	9 594 083	9 594 083	—
Loan	82 613	82 613	—
Other financial assets	8 107 087	3 833 310	4 273 777
Doubtful customers	1 300 908	1 300 908	—
Other accounts receivable	54 818 987	54 818 987	—
Advances and downpayments on purchases and orders	881 768	881 768	—
V.A.T.	20 098 000	10 185 372	9 912 628
Shareholders	10 091	10 091	—
Other debtors	408 755	408 755	—
Certificates of deposit	16 020 972	13 125 603	2 895 369
Prepaid expenses	10 739 996	10 739 996	—
Total	122 063 260	104 981 486	17 081 774

Liabilities	Gross amount	less than one year	over one year
Overdraft facilities	1 044 790	1 044 790	—
Accounts payable to suppliers	71 328 804	71 328 804	—
Advances and downpayments received on sales	1 306 683	1 306 683	—
Accrued payroll and benefits	3 791 405	3 791 405	—
Social contributions payable	3 012 218	3 012 218	—
V.A.T.	70 599	70 599	—
Other taxes payable	879 389	879 389	—
Other liabilities	870 607	870 607	—
Deferred revenues	3 846 200	760 270	3 085 930

Total	86 150 695	83 064 765	3 085 930

5.2. Transactions with affiliated companies (in euros)

Amount related to affiliated companies
Investments	4 038 448
Affiliated companies assets	9 594 083
Loans	82 613
Accounts receivable from customers	44 872 503
Debts and accounts payable to suppliers	7 700 349

5.3. Breakdown of accrued income  (in euros)

Amount
Accounts receivable from customers	703 618
Other accounts	266 545
Taxes and social contributions	117 102
Interests	1 524
Income tax	280 927
Total	1 369 716

5.4. Breakdown of accrued expenses (in euros)

Amount
Overdraft facilities	7 873
Accounts payable to suppliers	32 564 236
Taxes et social contributions payable	7 753 610
Other liabilities	870 607
Total	41 196 326

5.5. Income and expenses accounted for in advance  (in euros)

	Expenses	Revenues
Operating expenses/revenues	10 739 996	3 846 200
Financial expenses/revenues	—	—
Extraordinary expenses/revenues	—	—
Total	10 739 996	3 846 200

5.6. Capital leases ( in euros)

	Furniture and office equipment	Plant and equipment	Vehicle	Total

Initial value	1 378 384	1 655 143	809 795	3 843 322

Depreciation
Accumulated depreciation	—	1 590 811	325 647	1 916 458
fiscal year allowance	577 773	5 393	189 643	772 809
Total	577 773	1 596 204	515 290	2 689 267
Rentals paid
Accumulated depreciation	—	1 740 970	363 898	2 104 868
fiscal year allowance	645 337	6 150	225 493	876 980
Total	645 337	1 747 120	589 391	2 981 848

Remaining rentals to pay
less than one year	704 004	14 760	206 528	925 292
from one year to five years	184 907	52 890	205 977	443 774
Total	888 911	67 650	412 505	1 369 066

Residual value
less than one year	—	—	952	952
from one year to five years	—	—	—	0
Total	0	0	952	952

5.7. Financial commitments given

Two bank guarantees have been issued (€2,867,871 in 2000 et €13,110,000 in 2002) to secure payment of the rent for offices. These credit lines were secured by the pledge of certificates of deposit and mutual funds. The total value of these pledged investments at December 31, 2003, was €16,020,130.

There were no outstanding discounted bills at December 31, 2003.

5.8. Financial commitments received

Bank guarantees for payment for a value of €1,043,862 were received from three of our customers.

5.9. Other commitments

Operating leases

Mid-2003, Wavecom vacated certain of its premises which operating leases expire in March 2005, June 2006 and May 2008 respectively. These operating lease commitment include a total of approximately €13 million in rent payments beginning January 2004 under these three leases. A provision of €5.8 million was recorded at December 31, 2003.

Fixed assets

At December 31, 2003, Wavecom had commitments outstanding to purchase €1,162,000 in fixed assets which are expected to be placed in service during the first half of 2004.

Sub-contractors

At December 31, 2003, Wavecom had purchase commitments with its third-party manufacturers for future deliveries of products, principally during the first half of 2004. These purchase commitments totaled €57,879,000.

5.10.Increase and decrease of future tax liability (in euros)

Type of temporary differences	Amount
Increases
Unrealized exchange losses	8 779 429
Total	8 779 429
Decreases
Provision for taxes on sales (Organic)	124 291
Provision for taxes on gross pay (Ocil)	120 193
Provision for customers warranty	3 078 745
Provision for exchange loss	8 779 429
Provision for royalties	9 791 540
Others provisions	4 233 059
Provision for offices	5 833 638
Foreign exchange gain on financial instrument	167 059
Unrealized exchange gains	2 356 903
Long term drop in value	3 454 202
Total	37 939 059

5.11. Compensation of Directors and Officers

The total amount of compensation allocated to management amounted to €1.638.363 for 2003 and €1.409.760 for 2002.

5.12. Attendance fees

On May 22, 2003, the Company shareholders allocated €60,400 in attendance fees to the members of the Board of Directors and €50,800 to the members of specialized committees for the year ending December 31, 2003.

5.13. Average number of employees of Wavecom S.A.

	Employees (employed by the company)	Consultants at the company’s disposal
Manager	441	148
Foreman and technician	57	30
Total	498	178

5.14. Table of subsidiaries (in euros)

Subsidiaries	Share Capital	Shareholders’ Equity	Portion of share capital held in%	Portion of Shareholders’ Equity			Advances not yet reimbursed	Deposits and long— term receivables	Revenues Last year end	Net results Last year end	Dividends received	Observation
					Equity investment book value
					Gross	Net

Wavecom Inc.	95 392	(6 389 672)	100%	(6 294 280)	95 392	95 392	9 507 616	—	7 520 591	(4 833 667)	—	—

Wavecom Asia Pacific Ltd	223 146	9 836 365	99,99%	10 058 505	223 146	223 146	—	—	191 119 737	(2 819 257)	—	—

Arguin Communications Inc	115 181	935 183	52,36%	549 971	3 454 201	—	—	—	1 763 492	(440 117)	—	—

Wavecom Deutschland Gmbh	100 000	48 386	100,00%	148 386	100 000	100 000	—	—	375 966	29 752	—	—

Wavecom Corée Co., Ltd	163 203	(696 276)	100,00%	(533 073)	165 708	165 708	82 613	—	669 741	(761 375)	—	—

Wavecom Northern Europe Ltd.	—	(50 826)	100,00%	(50 826)	—	—	86 466	—	63 141	(50 830)	—	—

6. SUBSEQUENT EVENTS

On January 23, 2004, Wavecom announced an additional plan to reduce headcount linked to the implementation of a new organizational structure based on the two primary Wavecom sales markets and on wireless silicon development . Once the plans are fully implemented, the worldwide headcount is expected to be reduced by about 300 positions. Primarily, the entities in France and in the United States are concerned. This plan is expected to cost approximately €10 to €15 million related primarily to headcount reduction and associated charges, including severance and outplacement packages.

On February 20, 2004, Wavecom signed a memorandum of understanding with the minority shareholders of Arguin Communications, Inc. for the purchase of the remaining minority interest in Arguin for a total of $2,135,625. As part of this agreement, certain shareholders will enter into non-compete agreements for a period of two years.

On March 23, 2004, the board of directors granted 38,000 founders’ warrants to employees to the French parent company and 3,000 stock options to an employee of Wavecom Asia Pacific. The exercise price of these plans was €9.62.

WAVECOM  S.A.

Auditors’ reports

Wavecom, S.A.

Statutory auditors’ report on the financial statements

For the year ended 31 December 2003

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report together with the statutory auditors’ report addressing financial and accounting information in the Presidents’ report an internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In compliance with the assignment entrusted to us by your Shareholder’s meeting, we hereby report to you, for the year ended 31 December 2003, on:

•      the audit of the accompanying financial statements of  Wavecom S.A;

•      the justification of our assessments;

•      the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company’s financial position and its assets and liabilities, as of 31 December 2003, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

II - Justification of our assessments

In accordance with the requirements of article L. 225-235 of the French Company Law (Code de commerce) relating to the justification of our assessments, introduced by the Financial Security Act of 1st August 2003 and which came into effect for the first time this year, we bring to your attention the following matter:

•      The footnote 3.10 of Financial Statements presents the accounting principles relating to provisions for losses and charges, we have verified that the estimation and the accounting principles were appropriate and correctly applied by Management for the preparation of the year-end accounts, together with the financial footnotes.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

III - Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Paris and Courbevoie, on March 24, 2004

(French original signed by)
ROUER, BERNARD,	ERNST & YOUNG
BRETOUT	Audit

Philippe Rouer	Jean-Yves Jégourel

Statutory auditors’ report, prepared in accordance with article L.225-235 of the French Company Law (Code de Commerce), on the report prepared by the President of the Board of Wavecom Company, on the internal control procedures relating to the preparation and processing of financial and accounting information.

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report together with the statutory auditors’ report addressing financial and accounting information in the Presidents’ report an internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as statutory auditors of Wavecom Company, and in accordance with article L.225-235 of the French Company Law (Code de Commerce), we report to you on the report prepared by the President of your company in accordance with article L.225-37 of the French Company Law (Code de Commerce) for the year ended December 31, 2003.

Under the responsibility of the board, it is for management to determine and implement appropriate and effective internal control procedures. It is for the President to give an account, in his report, notably of the conditions in which the duties of the board of directors are prepared and organized and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the President’s report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the President’s report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

•      obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President’s report;

•      obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the President of the board’s report, prepared in accordance with article L.225-37 of the French Company Law (Code de Commerce).

Paris and Courbevoie, March 24, 2004

ROUER, BERNARD,	ERNST & YOUNG
BRETOUT	Audit

Philippe Rouer	Jean-Yves Jégourel

Wavecom, S.A.

Special Report of the Statutory Auditors on Certain Related Party Transactions

For the year ended 31 December 2003

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report together with the statutory auditors’ report addressing financial and accounting information in the Presidents’ report an internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties.

We are not required to ascertain whether any contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of Article 92 of the March 23, 1967 Decree, to evaluate the benefits resulting from these agreements prior to their approval.

We hereby inform you that we have not been advised of any agreements concluded during the year ended December 31, 2003, which would be covered by Article L. 225-38 of French Company Law (Code de Commerce).

In accordance with the March 23, 1967 Decree, we have been advised that the following agreements, approved in prior years, remained effective in the year ended December 31, 2003.

With directors of your Company

Nature and object

The Company purchased an insurance policy covering Wavecom SA Directors against any claim or litigation that might occur against them as a consequence of a violation of United Stated law or markets.

Details

The pre-tax amount paid in 2003 was  € 243,730.

With Delphis S.A.

Nature and object

Delphis SA, a company member of Wavecom SA Board of Directors, has charged Wavecom on a per hour basis, for consulting services (management, organization and IT services) rendered.

Details

Total pre-tax amount paid in 2003 was  € 20,031.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

Paris and Courbevoie, on March 24, 2004

(French original signed by)
ROUER, BERNARD,	ERNST & YOUNG
BRETOUT	Audit

Philippe Rouer	Jean-Yves Jégourel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: May 13, 2004	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer